Mail Stop 3010

May 19, 2009

Mr. Michael V. Pappagallo
Chief Financial Officer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY 11042-0020

      Re: Kimco Realty Corporation
              Form 10-K for the year ended December 31, 2008
              File No. 001-10899

Dear Mr. Pappagallo:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief